Proskauer Rose LLP 1585 Broadway New York, NY 10036-8299

November 2, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Ms. Jennifer Gowetski, Esq.

Re:	American Realty Capital Healthcare Trust, Inc.
Amendment No. 1 to Registration Statement on Form S-11
Filed October 1, 2010
File No. 333-169075

Dear Ms. Gowetski:

On behalf of our client, American Realty Capital Healthcare Trust, Inc. (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated October 19, 2010 (the “Comment Letter”), with respect to the registration statement on Form S-11 filed by the Company with the Commission on August 27, 2010 (No. 333-169075) (the “Registration Statement”), as amended by Amendment No. 1 to the Registration Statement filed by the Company with the Commission on October 1, 2010.

Certain of the Staff’s comments call for explanation of, or supplemental information as to, various matters relating to disclosures provided in the Registration Statement.  Responses to these comments have been provided by the Company to us and are set forth in this letter or in Amendment No. 2 to the Registration Statement (“Amendment No. 2”).  Amendment No. 2 has been filed by the Company today.  In addition, we will provide under separate cover certain items requested in this Comment Letter.

The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter.  For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response.  Capitalized terms used but not defined in this letter shall have the meanings given to such terms in Amendment No. 2.  All page number references in the Company’s responses are to page numbers in Amendment No. 2.

General

1.
We note your response to comment 4 of our letter dated September 23, 2010, and your reliance on the relief granted in prior SEC Division of Corporation Finance no-action letters.  Please note that you are responsible for analyzing the applicability of the tender offer rules to your share repurchase program and for determining the availability of any exemption under Rule 13e-4 and Regulation 14E.  We are not taking a position on the conclusions described in your response and urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters.

We acknowledge your response and the Company’s responsibility for compliance with Rule 13E-4 and regulation 14E.

2.
We note your response to comment 5 of our letter dated September 23, 2010.  Please note that you are responsible for analyzing the applicability of Regulation M to your share repurchase program.  We are not taking a position on the conclusions described in your response and urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with class relief granted in the prior class exemptive letter granted Alston & Bird LLP dated October 22, 2007.

We acknowledge your response and the Company’s responsibility for compliance with Regulation M. Please note that we have deleted the 30 day prior written notice requirement in connection with the suspension or termination of the share repurchase program, which is consistent with several no-action letters issued by the Commission.

Prospectus Summary, page 1

3.	We note your use of acronyms in the forepart of the prospectus. Please avoid the use of acronyms in this section. See Rule 421(b) of Regulation C.

We advise the Staff that the Company has revised the forepart of the prospectus to remove acronyms in this section.

4.
We note your response to comment 8 of our letter dated September 23, 2010; however, the summary continues to be 23 pages long.  As a result, we reissue our comment.  Please revise to limit the disclosure in the summary to concise descriptions rather than the detailed disclosure found elsewhere in the prospectus.  Without limitation, we note the lengthy descriptions of prior programs as well as the experience of your sponsor and your investment team.

We advise the Staff that the Company has revised the prospectus summary to include only those aspects of the offering that are the most significant and to eliminate repetitive disclosure.

5.
We note your response to comment 9 of our letter dated September 23, 2010.  We note that the case that you cited in response to our comment appears to relate to a confidentiality clause rather than an underwriting agreement.  We further note your disclosure on the cover that you are offering your shares on a “reasonable best efforts” basis and that “reasonable best efforts” means that your dealer manager is not obligated to purchase a specific number or dollar amount of shares.  We continue to believe that you should revise your disclosure in this section to clarify how a “reasonable best efforts” offering differs from a best efforts offering.

The Company has revised its disclosure concerning reasonable best efforts to state that reasonable best efforts means “good faith efforts with reasonable diligence”. The Company believes that the definition of reasonable best efforts is materially the same as that used by many courts in defining the term “best efforts.”  See Kenneth A. Adams, “Understanding ‘Best Efforts’ and Its Variants (Including Drafting Recommendations),” 50 Prac. Law. 11, 14 (2004). However, a few cases have suggested that the term “best efforts” could require extraordinary efforts, including the undue expenditure of funds and this has led to widespread usage of the term reasonable best efforts by practicioners. The Company believes that the use of the term reasonable best efforts simply clarifies the meaning by eliminating the possible interpretation of the term best efforts to require extraordinary efforts, rather than changing the generally understood meaning of best efforts. Accordingly, the Company does not believe that any disclosure of the difference between best efforts and reasonable best efforts is required.

We advise the Staff that the Company is not using the term “reasonable” on the cover page to indicate that the amount that it reasonably expects to offer and sell in the next two years.

A number other offerings have used the term “reasonable best efforts” in describing the offering, without a disclosure of the difference between a reasonable best efforts offering and a best offering. For other offerings conducted on a “reasonable best efforts” basis, please see, for example:  exhibit 10.1 to Form 8-K for Transatlantic Petroleum Ltd., filed on September 28, 2010; exhibit 10.20 to Form S-1/A for International Stem Cell Corp., filed on March 26, 2010; exhibit 10.7 to Form 8-K for Sinocoking Coal & Coke Chemical Industries, Inc., filed on March 15, 2010; exhibit 10.2 to Form 8-K for ZBB Energy Corp., filed on March 8, 2010; exhibit 1.1 to Form S-1 for Antigenics Inc., filed on August 12, 2009; exhibit 10.41 to Form S-1/A for Amaizing Energy Holding Company, LLC, filed on February 12, 2008; and exhibit 2.H to Form N-2/A for Citigroup Alternative Investments Trust, filed on June 2, 2006.

6.
We note your response to comment 11 of our letter dated September 23, 2010.  We continue to believe that you should more specifically describe in the back of the prospectus, as appropriate, Mr. Schorsch’s over 25 years of experience in the structuring and financial management of commercial real estate investments.  Based on your revised disclosure, it appears that Mr. Schorsch’s experience in commercial real estate investments began in 1995.  Please advise or revise.

We advise the Staff that the Company has revised its disclosure relating to Mr. Schorsch’s experience to state that “[h]e has been active in the structuring and financial management of commercial real estate investments for over 20 years” and the prospectus has been revised to include information to substantiate such experience.

What are the fees that you will pay to the advisor...?, page 11

7.
We note your response to comment 16 of our letter dated September 23, 2010.  In response to our comment, you state that you will reimburse your advisor for the salaries of your named executive officers.  Please tell us what consideration you have given to providing the disclosure required by Item 402 of Regulation S-K regarding compensation of your named executive officers.  Please refer to Item 402(a), which requires disclosure of compensation paid “by any person for all services rendered in all capacities to the registrant.”  Please revise your disclosure in this section and on page 82 to clearly state that you will reimburse your advisor for the salaries paid to your named executive officers.

We advise the Staff the Company has revised its disclosure to clarify that it will reimburse its advisor for personnel cost, including the including the salaries and benefits to be paid to its named executive officers and has provided an approximate anticipated amount of reimbursement for compensation, including base salary, bonuses and related benefits, on an annual basis for its executive officers.

We kindly submit to the Staff that the Company does not believe that Item 402 should be deemed to cover compensation by the advisor, since the named executive officers will devote a substantial portion of their time on activities unrelated to the Company.  As a result, the overall compensation should not be deemed compensation related for services provided to the Company and need not be disclosed other than as set forth in the prospectus.

Risk Factors, page 24

We may be unable to pay or maintain distributions ..., page 27

8.
We note that you have revised this risk factor.  Please revise to remove the mitigating language.  Please revise your risk factor to discuss only the risk presented.  You may discuss mitigating factors elsewhere in the prospectus.  Additionally, please clarify that you may also borrow funds and sell assets to pay distributions in this risk factor.

We advise the Staff the Company has revised its disclosure to remove the mitigating language and to discuss only the risk presented.  The Company also has clarified in the risk factor that it may also borrow funds and sell assets to pay distributions.

Market Overview, page 61

9.
We note your response to comment 19 of our letter dated September 23, 2010.  We will continue to monitor your filing in this regard.  Please ensure that you use the most recent information available.  For example, we note that your current disclosure refers to the Marcus and Millichap 2009 Report and the Marcus and Millichap 2010 Report.  Please advise why you use both reports or revise to provide disclosure based on the 2010 report.

We advise the Staff that the Company has used the most recent information available.  Please note that the Company has used both the Marcus and Millichap 2009 Report and the Marcus and Millichap 2010 Report because each are used to provide different information with respect to different points, and each report contains the most recent information available on such points.

Management, page 64

Dealer Manager, page 16

10.
In your disclosure regarding Mr. Jafarnia, you state that he has “more than 15 years of experience both as an attorney and as a compliance professional, including 10 years of related industry experience in financial services,” Please revise to specify his experience over the last 15 years or remove this statement.

We advise the Staff the Company has removed the above-referenced statement.

Prior Performance Summary, page 115

11.
We note your response to comment 24 of our letter dated September 23, 2010.  In response to our comment, you have provided some of the disclosure required by Item 8.A.1 of Industry Guide 5, but you have not provided all of the disclosure required by this item.  For example, please disclose the other sixteen states for your public program and the seven states for your non-public programs where your properties are located and the percentage of your properties located in each state.  Additionally, for your public program, please provide a breakdown of the remaining 49.9% of retail properties.  Additionally, for the public and non-public programs, please disclose the percentage (based on purchase price) of new, used or construction properties.  Further, please note that the aggregated disclosure should address all prior public and non-public programs of the sponsor.  Please provide all of the disclosure required by Item 8.A.1 of Industry Guide 5.

We advise the Staff that the Company has revised the disclosure in the prospectus to provide all of the disclosure required by Item 8.A.1 of Industry Guide 5.

12.
We note your response to comment 25 of our letter dated September 23, 2010.  In response to our comment, you state that there have been no major adverse business developments or conditions experienced by any program or non-program property that would be material to investors.  Please note that the comment issued relates to programs in their entirety and not to individual properties.  Additionally, we note that you provided disclosure regarding adverse business developments and conditions related to American Financial Realty Trust in the Form S-11 filed by American Realty Capital New York Recovery REIT, Inc.  We therefore reissue our comment.  Please provide a discussion of any major adverse business developments or conditions experienced by any prior program in accordance with Item 8.A.2 of Industry Guide 5 or advise.

Please note that American Financial Realty Trust (“AFRT”) maintained a slightly higher level of leverage as of December 31, 2006 (the end of the last fiscal year for which Mr. Nicholas S. Schorsch was affiliated with AFRT) than some other REITs in its peer group, i.e., office REITs, and the disclosure relating to AFRT in the Form S-11 filed by American Realty Capital New York Recovery REIT, Inc., related to such level of leverage.  As of December 31, 2006, AFRT’s total debt to total real estate investments was approximately 55%.  As of June 30, 2007, according to published information provided by the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”) the debt ratio of all office REITs covered by the NAREIT’s REIT WATCH was approximately 44%.  We respectfully submit to the Staff that the Company believes that its historical debt ratio, which was slightly higher than that of its peers, is not an adverse business development or condition, and that there have been no major adverse business developments or conditions experienced by AFRT during the period in which Mr. Schorsch was affiliated with the company or any other program or non-program warranting disclosure in the prospectus.

13.
We note your response to comment 26 of our letter dated September 23, 2010.  We reissue our comment.  Please provide all of the disclosure required by Item 8.A.4 of Industry Guide 5.  This disclosure should include the number of properties purchased, the type of property, the location of the property, and the method of financing.  This disclosure should be provided regarding acquisitions made by programs in the last three years.

We advise the Staff that the Company has revised the disclosure in the prospectus to provide all of the disclosure required by Item 8.A.4 of Industry Guide 5.

Description of Securities, page 144

Restrictions on Ownership and Transfer, page 146

14.
We note your response to comment 28 of our letter dated September 23, 2010.  Please revise your disclosure to provide the information contained in your response to our comment or otherwise clarify what you mean by immediate written notice on page 147.

We advise the Staff that the Company has revised the disclosure to provide the information regarding immediate written notice contained in its response.

Exhibits

15.
We note your response to comment 37 of our letter dated September 23, 2010.  Please note, when you submit draft legal and tax opinions, these opinions should be submitted with your correspondence on EDGAR.

We acknowledge the Staff’s response and when the Company submits draft legal and tax opinions, the opinions will be submitted with the Company’s correspondence on EDGAR.

16.
We note your response to comment 38 of our letter dated September 23, 2010.  Please note that incomplete exhibits may not be incorporated by reference.  Please refer to Instruction 1 to Item 601 of Regulation S-K.

We advise the Staff that the Company will file final, executed copies of its agreements as exhibits to one or more subsequent Form 8-K filings.

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience.  Please direct any questions concerning this response to the undersigned at (212) 969-3445 or (212) 969-3135.

Yours truly,

/s/ Peter M. Fass
Peter M. Fass, Esq.

/s/ James P. Gerkis
James P. Gerkis, Esq.